[Del Laboratories, Inc. Letterhead]

July 14, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Del Laboratories, Inc.

Registration Statement on Form S-4, File No. 333-131293

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended (the “Act”), Del Laboratories, Inc. (the “Company”), hereby respectfully requests that, in connection with the registration under the Act of $185,000,000 aggregate principal amount of the Company’s Senior Secured Floating Rate Notes due 2011, the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated so as to permit it to become effective at 2:00 p.m. on July 14, 2006 or as soon thereafter as possible.

In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Del Laboratories, Inc.

By:	/s/ Joseph Sinicropi

Name: Joseph Sinicropi Title: Chief Financial Officer